Via Facsimile and U.S. Mail
Mail Stop 6010

June 21, 2006

Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

> **Re:** **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 13, 2006**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-26740**

Dear Dr. J. W. Stucki:

We have reviewed your June 15, 2006 response to our comments provided June 14, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Item 1. Description of Business
Medical Clinics

1. Please remove the reference which states "patient billings for affiliated clinics comprised 20% of total patient billings" as patient billings recorded by the affiliated clinics do not represent your billings.

Results of Operations

2. Please indicate that the balances presented have been restated.

Critical Accounting Estimates
Allowance for Discounts on Personal Injury Case Billings

3. Refer to your response to our comment 2 and we repeat our comment. Please clarify
    in the filing how this "other" balance is a category that is related to the determination
    of your allowance for discounts. Tell us how using an older version of an accounts
    receivable system caused the $180,000 adjustment. Explain what the "combination of
    multiple items" associated with the "other" category relate. Clarify why this
    adjustment was not an error at September 30, 2004.

Analysis of Allowance for discount and uncollectible for company-owned clinics at
September 30, 2005

4. Refer to your response to our comment 3. The intent of our comment was to properly
    caption the "allowance for doubtful accounts" as noted in your roll forward related to
    the allowance for discount and uncollectibles, which are balance sheet accounts.
    Please note that "Allowance for doubtful accounts" and "Bad debt expense" are two
    different accounts in the fact that one is a balance sheet account and the other is an
    income statement account. For example, you deleted the reference to "bad debt" in
    paragraph 2 under Management's Discussion and Analysis and included "allowance
    for doubtful accounts." However, you referred to the allowance for doubtful accounts
    as an expense which is not a correct reference since the allowance is a balance sheet
    item. Please revise this disclosure and other references made related to "allowance for
    doubtful accounts" and "bad debt expense" to appropriately address each
    classification in their proper context.

5. Please refer to your response to comment 4 and revise the notes to the financial
    statements to disclose your accounting policy for the allowance for doubtful accounts.

Note 15. Restatement of Previously Issued Financial Statements

6. Refer to paragraphs 1 and 2 of this note. Please revise to indicate that the payroll
    taxes and penalties were restated to reflect the entire IRS assessment received during
    fiscal 2005 related to deficiencies and trust fund payroll taxes for 2003 and 2004 tax
    years, and penalties and interest for 1999 to 2004 tax years.

7. Refer to paragraph 3 of this footnote. Please revise to properly refer to bad debt
    expense and not allowance for doubtful accounts.

Deleted: footnote. We noted you had errors related to accrued payroll taxes and penalties.

Deleted: previously recorded did not

Deleted: actual liabilities incurred which resulted in the error

Deleted: why the error occurred. [This seems like a funny thing to disclose. Could you put some context around it. Is this literally what we want them

Deleted: disclose? See additional language included in comment. SSP].

8. You refer to management fees in this footnote yet refer to these fees as net patient billings retained from affiliated clinics as agents on the consolidated statement of operations. Please revise to be consistent in your terminology related to these fees.

9. Disclose the effect of the errors on net income and net income per share pursuant to paragraph 37 of APB 20.

10. Please revise the footnote to clearly state the nature of each restatement. At a minimum, please address the following:
    a) Clarify why bad debt expense was understated. It is unclear how the change in bad debt expense relates to your EITF 99-19 analysis.
    b) If the allowance for doubtful accounts related solely to the affiliated management clinic programs, tell us why there is no allowance for doubtful accounts for the company-owned clinics.
    c) We note that net patient revenues have increased from that previously presented. Since the restatement was presenting the revenues from the affiliated entities net of the related expenses pursuant to EITF 99-19, it is unclear why net revenues would have increased. The revenues should have decreased by at least the amount previously recorded as affiliated clinic management fees on the Statements of Operations.
    d) Clarify why the total of accounts receivable as amended does not equal the accounts receivable as previously presented.
    e) Tell us why you have reduced the accounts receivable for the amount previously accrued for the affiliated clinic management fees. Refer to FIN 39.
    f) Tell us why you are restating 2004 for the accrued taxes and penalties since it does not appear that you received notice of the liability until later in 2005.

****

As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and your Form 10-QSB for the quarter ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant